Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 26

Dallas, Texas 75204

(214) 370-2000

June 1, 2020

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Zix Corporation Registration Statement on Form S-3 Filed July 31, 2018

as amended by Amendment No. 1 to Form S-3 Filed August 6, 2018 and Amendment No. 2 to Form S-3 Filed August 8, 2018

(Commission File No. 333-226456) (collectively, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”). Zix Corporation, a Texas corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement.

At this time, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be available for offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions regarding this application for withdrawal, please contact the Registrant’s legal counsel, Don J. McDermett, Jr. of Baker Botts L.L.P. at (214) 953-6454.

Sincerely,
Zix Corporation

By:	/s/ Noah F. Webster
Name:	Noah F. Webster
Title:	Vice President, General Counsel and Secretary

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